Form N-SAR, Sub-Item 77E
Legal Proceedings


Nuveen North Carolina Premium Income Municipal Fund

811-07608

    Thirty-three Nuveen leveraged closed-end funds
(including the Nuveen North Carolina Premium Income
Municipal Fund (symbol NNC ) (hereafter, the Fund )) have each received a demand letter from a law firm on behalf of purported holders of the funds common shares.
Each letter alleged that Nuveen Fund Advisors (the funds investment adviser) and the funds officers and Board of Directors or Trustees, as applicable (the Board of Trustees ) breached their fiduciary duties by favoring the interests of holders of the funds auction rate preferred shares ( ARPS ) over those of its common shareholders in connection with each funds ARPS refinancing and/or redemption activities, and demanded that the Board take action to remedy those alleged breaches. In response to the demand letters, each funds Board of Trustees established a Demand Committee of certain of its disinterested and independent members to investigate the claims. The
Demand Committee, for each fund, retained independent counsel to assist it in conducting its investigation. Based upon its investigation, the Demand Committee, for each fund, found that it was not in the best interests of each fund or its shareholders to take the actions suggested in the demand letters, and recommended that the full Board reject the demands made in the demand letters. After reviewing the findings and recommendation of each Demand
Committee, the full Board of each fund unanimously adopted the Demand Committees recommendation and each of the thirty-three funds has since rejected the demands made in the demand letters.


    Subsequently, all thirty-three funds that received demand letters (including the Fund) and one fund that did not receive a demand letter were named as nominal defendants in four putative shareholder derivative action complaints filed in the Circuit Court of Cook County, Illinois, Chancery Division (the Cook County Chancery
Court ). The four putative shareholder actions have since been consolidated into one shareholder derivative action complaint captioned Martin Safier, et al., v. Nuveen Asset Management, et al., filed with the Cook County Chancery
Court on February 18, 2011 (the  Complaint ). The
Complaint was filed on behalf of purported holders of each funds common shares and also names Nuveen Fund
Advisors as a defendant, together with current and former officers and a trustee of each of the funds (together with the nominal defendants, collectively, the Defendants ). The Complaint contains the same basic allegations contained in the demand letters. The suit seeks a declaration that the Defendants have breached their fiduciary duties, an order directing the Defendants not to redeem any ARPS at their liquidation value using fund assets, indeterminate monetary damages in favor of the funds and an award of plaintiffs costs and disbursements in pursuing the action. The plaintiffs filed a motion for preliminary injunction to stop the funds subject to the lawsuits from redeeming additional ARPS during the pendency of the lawsuits. The court rejected that motion on November 23, 2010.


    On April 29, 2011, each of the Defendants filed a motion to dismiss the Complaint, which remains pending before the court.


    By decision dated December 16, 2011, the Court granted the Defendants Motion to Dismiss with prejudice.
It is not known whether the plaintiffs intend to file an appeal of the Courts decision.